      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 18, 2000


                                                      REGISTRATION NO. 333-30434
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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                     -------------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                     -------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                     -------------------------------------

A. EXACT NAME OF TRUST:


                              EQUITY INVESTOR FUND
                                  FOCUS SERIES
                     BIOTECHNOLOGY PORTFOLIO 2000 SERIES B


                           (FORMERLY FOCUS SERIES 17)
                              DEFINED ASSET FUNDS


B. NAMES OF DEPOSITOR:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                           DEAN WITTER REYNOLDS INC.
                            PAINEWEBBER INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                                      MERRILL LYNCH, PIERCE,
                                          FENNER & SMITH
                                           INCORPORATED
                                        DEFINED ASSET FUNDS
                                           P.O. BOX 9051
                                     PRINCETON, NJ 08543-9051

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                             COPIES TO:
  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051
                                                       PIERRE DE SAINT PHALLE,
                                                                ESQ.
                                                        450 LEXINGTON AVENUE
                                                         NEW YORK, NY 10017

E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

 As soon as practicable after the effective date of the Registration Statement.


/X/ Check box if it is proposed that this Registration Statement shall become effective upon filing on April 18, 2000, pursuant to Rule 487.


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                           DEFINED ASSET FUNDS--REGISTERED TRADEMARK--
                           ----------------------------------------------------


                           EQUITY INVESTOR FUND
                           FOCUS SERIES
                           BIOTECHNOLOGY PORTFOLIO 2000 SERIES B
                           (A UNIT INVESTMENT TRUST)
                           -  DESIGNED FOR CAPITAL APPRECIATION
                           - CONVENIENT WAY TO PARTICIPATE IN THE BIOTECHNOLOGY SECTOR

SPONSORS:                  -----------------------------------------------------
MERRILL LYNCH,             The Securities and Exchange Commission has not
PIERCE, FENNER & SMITH     approved or disapproved these Securities or passed
INCORPORATED               upon the adequacy of this prospectus. Any
PAINEWEBBER INCORPORATED   representation to the contrary is a criminal offense.
DEAN WITTER REYNOLDS INC.  Prospectus dated April 18, 2000.

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Defined Asset Funds--Registered Trademark--
Defined Asset Funds-Registered Trademark- is America's oldest and largest family of unit investment trusts, with over $160 billion sponsored over the last 28 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, as well as domestic and international equity portfolios.

Defined Asset Funds offer a number of advantages:
  - A disciplined strategy of buying and holding with a long-term view is the cornerstone of Defined Asset Funds.
  - Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
  - Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
  - Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
  - Ongoing supervision: We monitor each portfolio on an ongoing basis.
No matter what your investment goals, risk tolerance or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.


CONTENTS
                                       PAGE
                                        --
Risk/Return Summary..................    3
What You Can Expect From Your
  Investment.........................    6
  Income.............................    6
  Records and Reports................    6
The Risks You Face...................    6
  Concentration Risk.................    6
  Litigation and Legislation Risks...    6
Selling or Exchanging Units..........    7
  Sponsors' Secondary Market.........    7
  Selling Units to the Trustee.......    7
  Rollover/Exchange Option...........    8
How The Fund Works...................    9
  Pricing............................    9
  Evaluations........................    9
  Income.............................    9
  Expenses...........................   10
  Portfolio Changes..................   11
  Portfolio Termination..............   11
  No Certificates....................   11
  Trust Indenture....................   11
  Legal Opinion......................   12
  Auditors...........................   12
  Sponsors...........................   12
  Trustee............................   13
  Underwriters' and Sponsors'
    Profits..........................   13
  Public Distribution................   13
  Code of Ethics.....................   14
  Year 2000 Issues...................   14
  Advertising and Sales Literature...   14
Taxes................................   15
Supplemental Information.............   17
Financial Statements.................   18
  Report of Independent Accountants..   18
  Statement of Condition.............   18

--------------------------------------------------------------------------------

RISK/RETURN SUMMARY


 1.  WHAT IS THE PORTFOLIO'S OBJECTIVE?
     The objective of this Defined Fund is
     capital appreciation by investing for a
     period of two years in a fixed portfolio of stocks in the biotechnology sector of the healthcare industry.
     You can participate in the Portfolio by
     purchasing units. Each unit represents an equal share of the stocks in the Portfolio and receives an equal share of income distributions, if any.

 2.  WHAT IS THE PORTFOLIO'S INVESTMENT
     STRATEGY?
     The Portfolio contains 20 stocks in the
     biotechnology sector of the healthcare
     industry. Analysts from the Agent for the Sponsors consider the stocks to be among the most attractive in the biotechnology sector. It is believed that these companies possess the greatest potential for new product development. The stocks were also screened for market capitalization and liquidity.

     We believe a current opportunity exists
     with biotechnology stocks because of:

  -  high levels of development of new
     products and applications;

  -  the recently expedited FDA process;

  - the importance of biotechnology products in healthcare;

  -  the seasoning of companies in this
     industry;

  -  the resistance of demand to economic
     downturns;

  -  the advantages over potential generic
     competition;

  -  an aging population; and

  - inter-company efforts to produce, develop and market new drugs.

     The Portfolio plans to hold the stocks in the Portfolio for about two years. At the end of approximately two years, we will liquidate the Portfolio and apply a similar Strategy to select a new portfolio, if available.
 3.  WHAT INDUSTRY SECTORS ARE REPRESENTED IN
     THE PORTFOLIO?

     Based upon the principal business of each issuer and current market values, the Portfolio represents the following industry group:


  -  Biotechnology                               100%

 4.  WHAT ARE THE SIGNIFICANT RISKS?

     YOU CAN LOSE MONEY BY INVESTING IN THE
     PORTFOLIO. THIS CAN HAPPEN FOR VARIOUS REASONS,
     INCLUDING:

  - Biotechnology stock prices can be extremely volatile and therefore the Portfolio may be considered speculative. Investors should assess their risk tolerance and investment time horizon before purchasing units of this Portfolio.

  - Share prices may decline during the life of the Portfolio.

  - Because the Portfolio is concentrated in biotechnology stocks, adverse developments in this industry may affect the value of your units. These risks are discussed later in the prospectus under Concentration Risk.

  - The Portfolio may continue to purchase or hold the stocks originally selected even though their market value may have changed.

  - The Portfolio does not reflect any investment recommendations of the Sponsors, and any one or more of the stocks in the Portfolio may, from time to time, be subject to sell recommendations from one or more of the Sponsors.

 5.  IS THIS PORTFOLIO APPROPRIATE FOR YOU?

     Yes, if you want capital appreciation. You will benefit from a professionally selected and supervised portfolio. Because this Portfolio focuses on one industry sector, it should be considered as a vehicle for investing a portion of your assets and not as a complete equity investment program.

     The Portfolio is NOT appropriate for you if you are unwilling to take the increased risk involved with an aggressive growth equity investment or if you are seeking preservation of capital or current income.

--------------------------------------------------------------------------------
                               Defined Portfolio
-------------------------------------------------------------------

Equity Investor Fund
Focus Series

Biotechnology Portfolio 2000 Series B

Defined Asset Funds


                                                                          PRICE
                                                                        PER SHARE              COST
                                      TICKER        PERCENTAGE         TO PORTFOLIO      TO PORTFOLIO (2)
NAME OF ISSUER                        SYMBOL     OF PORTFOLIO (1)     IN U.S. DOLLAR      IN U.S. DOLLAR
----------------------------------------------------------------------------------------------------------
 1. Abgenix, Inc.                      ABGX              2.02%         $   64.6250          $  8,401.25

 2. Affymetrix, Inc.                   AFFX              3.00              95.6250            12,431.25

 3. Amgen, Inc.                        AMGN              8.11              53.3750            33,626.25

 4. Ares-Serono Group*+**            AREB SW**           7.52           3,118.3450            31,183.45

 5. Biogen, Inc.                       BGEN              8.80              52.1250            36,487.50

 6. Chiron Corporation                 CHIR              5.23              44.2500            21,682.50

 7. CV Therapeutics, Inc.              CVTX              4.47              35.0000            18,550.00

 8. Genentech, Inc.                     DNA              8.01             127.7500            33,215.00

 9. Genzyme Corporation                GENZ              4.91              42.4375            20,370.00

10. Human Genome Sciences, Inc.        HGSI              2.00              55.2656             8,289.84

11. IDEC Pharmaceuticals
    Corporation                        IDPH              9.03              64.6875            37,518.75

12. ImClone Systems, Inc.              IMCL              3.84              66.6250            15,990.00

13. Immunex Corporation                IMNX              5.08              43.8750            21,060.00

14. Immunomedics, Inc.                 IMMU              3.47              12.5000            14,375.00

15. Inhale Therapeutic Systems,
    Inc.                               INHL              3.80              46.3125            15,746.25

16. MedImmune, Inc.                    MEDI              8.85             136.0000            36,720.00

17. Regeneron Pharmaceuticals, Inc.    REGN              3.03              17.6875            12,558.13

18. Teva Pharmaceutical Industries
    Limited*+                          TEVA              2.93              39.1875            12,148.13

19. Transkaryotic Therapies, Inc.      TKTX              2.96              29.2500            12,285.00

20. Vertex Pharmaceuticals, Inc.       VRTX              2.94              43.5000            12,180.00
                                                       ------                               -----------
                                                       100.00%                              $414,818.30
                                                       ======                               ===========


----------------------------
(1) Based on Cost to Portfolio.

(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on April 17, 2000, the business day prior to the initial date of deposit. The value of the securities on any subsequent business day will vary.


 + These issuers are foreign corporations; dividends, if any, may be subject to withholding taxes.


 * These stocks currently pay dividends.


 ** This security is listed on Zurich Stock Exchange and quoted in the Swiss
    Franc.


                          ----------------------------
Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

                          ----------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------
RISK/RETURN SUMMARY (CONTINUED)

 6.  WHAT ARE THE PORTFOLIO'S FEES AND
     EXPENSES?

     This table shows the costs and expenses
     you may pay, directly or indirectly,
     when you invest in the Portfolio.

     ESTIMATED ANNUAL OPERATING EXPENSES


     Trustee's Fee                      .091%        $  0.90
                                        .071%        $  0.70
     Portfolio Supervision,
     Bookkeeping and
     Administrative Fees
       (including updating
     expenses)
                                        .250%        $  2.48
     Creation and
     Development Fee
                                        .072%        $  0.71
     Other Operating Expenses
                                      ------         -------
                                        .484%        $  4.79
     TOTAL



     The Creation and Development Fee (estimated
     $0.00248 per unit) is an annual fee that compensates the Sponsors for the creation and development of the Portfolio and is computed based on the Portfolio's average daily net asset value through the date of collection. This fee historically had been included in the sales fee.



     ORGANIZATION COSTS per 1,000 units                $2.59
     (deducted from Portfolio assets at
     the close of the initial offering
     period)



     INVESTOR FEES

                                                   4.00%
     Maximum Sales Fee (Load) during the
     initial offering period on new
     purchases (as a percentage of $1,000
     invested)



     In the secondary market, this percentage will vary depending on unit price.

     You will pay an up-front sales fee of
     approximately 1.00%. In addition, six monthly deferred sales charges of $2.50 per 1,000 units
     ($15.00 annually) will be deducted from the Portfolio's net asset value each year of the Portfolio's two-year life (November 1, 2000 through April 1, 2001 and May 1, 2001 through
     October 1, 2001).

     EXAMPLE
     This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.
     The example assumes that you invest $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same.
     Although your actual costs may be higher or lower, based on these assumptions your costs would be:



              1 Year  3 Years  5 Years  10 Years
               $327    $774    $1,247    $2,537



     The aggregate fees and expenses will not exceed the applicable NASD limit which is 6.25% of the initial public offering price.



 7.  IS THE PORTFOLIO MANAGED?

     Unlike a mutual fund, the Portfolio is
     not managed and stocks are not sold
     because of market changes. The Sponsors
     monitor the portfolio and may instruct
     the Trustee to sell securities if the
     issuer no longer meets the selection
     criteria or under certain other limited
     circumstances.

 8.  HOW DO I BUY UNITS?
     You can buy units from any of the
     Sponsors and other broker-dealers. The
     Sponsors are listed later in this
     prospectus. Some banks may offer units
     for sale through special arrangements
     with the Sponsors, although certain legal restrictions may apply.

     The minimum investment is $250.

     UNIT PRICE PER 1,000 UNITS        $999.87
     (as of April 17, 2000)

     Unit price is based on the net asset
     value of the Portfolio plus the up-front sales fee.
     The Unit price includes the estimated
     organization costs of $2.59 per 1,000
     units, to which no sales fee has been
     applied.
     The Portfolio stocks are valued by the
     Trustee on the basis of their closing
     prices at 4:00 p.m. Eastern time every
     business day. Unit price changes every
     day with changes in the prices of the
     stocks.
 9.  HOW DO I SELL UNITS?

     You may sell your units at any time to
     the Sponsors or the Trustee for the net
     asset value determined at the close of
     business on the date of sale, less any
     remaining deferred sales fee and the
     costs of liquidating securities to meet
     the redemption.

10.  HOW ARE DISTRIBUTIONS MADE AND TAXED?

     Any dividend income that is received by
     the Portfolio, it will be distributed to investors on the 25th of May, 2001 if they are record holders on the 10th of that month. For tax purposes, you will be considered to have received all the dividends paid on your pro rata portion of each security in the Portfolio when those dividends are received by the Portfolio even though a portion of the dividend payments may be used to pay expenses of the Portfolio. If you are a corporate investor, you may be eligible for the dividends-received deduction if you satisfy the applicable holding period and other requirements. Foreign investors' shares of dividends will generally be subject to withholding taxes.

11.  WHAT OTHER SERVICES ARE AVAILABLE?

     REINVESTMENT

     You may choose to reinvest any
     distributions into additional units of
     the Portfolio. Unless you choose
     reinvestment, you will receive your
     distribution in cash.
     EXCHANGE PRIVILEGES
     You may exchange units of this Portfolio for units of certain other Defined Asset
     Funds. You may also exchange into this
     Portfolio from certain other funds. We
     charge a reduced sales fee on designated exchanges.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME


Any dividend income that is received by the Portfolio will be distributed to investors on the 25th of May, 2001, if they are record holders on the 10th of that month.


There can be no assurance that any dividends will be declared or paid.

RECORDS AND REPORTS

You will receive:
- a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;
- annual reports on Portfolio activity; and
- annual tax information. THIS WILL ALSO BE SENT TO THE IRS. YOU MUST REPORT THE AMOUNT OF INCOME RECEIVED. PLEASE CONTACT YOUR TAX ADVISER IN THIS REGARD.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

CONCENTRATION RISK

When stocks in a particular industry make up 25% or more of the Portfolio, it is said to be "concentrated" in that industry, which makes the Portfolio less diversified.

Here is what you should know about the Portfolio's concentration in the biotechnology sector of the healthcare industry.
  - Biotechnology companies need to price drugs to cover costs. Increased competition, managed care, larger provider networks and a planned medicare program may make it difficult to raise prices, and in fact, may result in price discounting.
  - Biotechnology companies are regulated by the Food and Drug Administration. Before any drug or medical device can be sold, it must receive FDA approval. The process to obtain FDA approval has historically been long and costly, and it is becoming increasingly difficult to recoup these costs.
  - Biotechnology companies face the risk of large product liability suits and consequently must carry expensive liability insurance.
  - The biotechnology industry is an emerging growth industry, and therefore biotechnology companies may be thinly capitalized and more volatile than companies with greater capitalization.
  - Biotechnology companies generally retain earnings to finance the company's expansion, and as a result no dividends may be paid. Additional capital may be required to market new products on a commercial basis.
  - Biotechnology companies may be dependent for their revenues on only a few products, and may depend on their competitors to produce and market their products. These companies are therefore susceptible to product obsolescence, a common problem in a rapidly developing area like biotechnology.

LITIGATION AND LEGISLATION RISKS

We do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:
  - ADDING the value of the Portfolio Securities, cash and any other Portfolio assets;
  - SUBTRACTING accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and
  - DIVIDING the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining payments will be deducted from your proceeds.

SPONSORS' SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating securities to meet the redemption. We may resell the units to other buyers or to the Trustee.

We have maintained a secondary market continuously for more than 28 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling we will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.

If you sell units with a value of at least $250,000, you may choose to receive your distribution "in kind." If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in-kind.

There could be a delay in paying you for your units:
  - if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  - if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
  - for any other period permitted by SEC order.

ROLLOVER/EXCHANGE OPTION

When this Portfolio is about to terminate, you may have the option to roll your proceeds into a new Biotechnology Portfolio if one is available.


If you notify your financial adviser by April 16, 2002, your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Biotechnology Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you are eligible and you so choose, an in-kind distribution) after the Portfolio terminates.



If you do not elect the rollover option by the above notification date, but later inform your financial professional that you want to invest in the next Biotechnology Portfolio, you will recognize gain, if any, with respect to your pro rata share of each security in this Portfolio. You will not be entitled to claim a loss in respect of any security to the extent that the same security is included in your pro rata share of the next Biotechnology Portfolio.



The Portfolio will terminate by May 16, 2002. However, the Sponsors may extend the termination date for a period no longer than 30 days without notice to Unit holders. You may, by written notice to the Trustee at least ten business days prior to termination, elect to receive an in-kind distribution of your pro rata share of the securities remaining in the Portfolio at that time (net of your share of expenses). Of course, you can sell your Units at any time prior to termination.


If you continue to hold your Units, you may exchange units of this Portfolio any time before this Portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Fund from certain other Defined Asset Funds. To exchange units, you should talk to your financial professional about what Series are exchangeable, suitable and currently available.

We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

HOW THE FUND WORKS

PRICING

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:
  - cost of initial preparation of legal documents;
  - federal and state registration fees;
  - initial fees and expenses of the Trustee;
  - initial audit; and
  - legal expenses and other out-of-pocket expenses.


The deferred sales fee is generally a monthly charge of $2.50 per 1,000 units and is accrued in six monthly installments each year of the Portfolio's life. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution. (This deduction will be waived in the event of the death or disability, as defined in the Internal Revenue Code of 1986, of an investor). If you redeem or sell your units before May 1, 2001, you will pay only the balance of any deferred sales fee remaining for the first year. If you redeem or sell your units on or after May 1, 2001 you will pay the remaining balance of the deferred sales fee for the second year. The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.


It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

EVALUATIONS

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.

INCOME
- The annual income per unit, if any, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of sales of securities. There is no assurance that dividends on the securities will be declared or paid.
- Each unit receives an equal share of any distributions of dividend income net of estimated expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:
  - for extraordinary services and costs of indemnifying the Trustee and the Sponsors;
  - costs of actions taken to protect the Portfolio and other legal fees and expenses;
  - expenses for keeping the Portfolio's registration statement current; and
  - Portfolio termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 70 CENTS per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Portfolio's registration statement yearly are also now chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors.

The Sponsors will receive an annual Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.

The maximum sales fee is 4.00%. If you hold units in certain eligible accounts offered by the Sponsors, you will pay no sales fee. Employees and non-employee directors of the Sponsors may be charged a reduced sales fee of no less than $5.00 per 1,000 Units. If your aggregate sales fee is less than the deferred sales fee, you will be given additional units which will decrease the effective maximum sales fee to the amount shown below.

The maximum sales fee is effectively reduced if you invest as follows:

                      YOUR MAXIMUM SALES
   IF YOU INVEST:        FEE WILL BE:
   --------------     ------------------
Less than $50,000            4.00%
$50,000 to $99,999           3.75%
$100,000 to $249,999         3.25%
$250,000 to $999,999         3.00%
$1,000,000 or more           2.50%

The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep Units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.

The Sponsors will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

PORTFOLIO CHANGES

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which may affect the composition of the portfolio.

We decide whether to offer for sale units that we acquire in the secondary market after reviewing:
  - diversity of the Portfolio;
  - size of the Portfolio relative to its original size;
  - ratio of Portfolio expenses to income; and
  - cost of maintaining a current prospectus.

If a Portfolio is buying or selling a stock actively traded on a national securities exchange or certain foreign exchanges, it may buy from or sell to another Defined Asset Fund at the stock's closing sale price (without any brokerage commissions).

PORTFOLIO TERMINATION

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. Unless you choose to receive an in-kind distribution of securities, we will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

NO CERTIFICATES

All investors are required to hold their Units in uncertificated form and in "street name" by their broker, dealer or financial institution at the Depository Trust Company.

TRUST INDENTURE

The Portfolio is a "unit investment trust" governed by a Trust Indenture, a contract among the Sponsors and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:
  - to cure ambiguities;
  - to correct or supplement any defective or inconsistent provision;

  - to make any amendment required by any governmental agency; or
  - to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:
  - it fails to perform its duties;
  - it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or
  - the Sponsors determine that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsors without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:
  - remove it and appoint a replacement Sponsor;
  - liquidate the Portfolio; or
  - continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the
Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsors.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsor, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSORS:

The Sponsors are:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)
P.O. Box 9051,
Princeton, NJ 08543-9051
DEAN WITTER REYNOLDS INC. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.)
Two World Trade Center--59th Floor,
New York, NY 10048

PAINEWEBBER INCORPORATED (a wholly-owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of the Americas,
New York, NY 10019

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE


The Bank of New York, Unit Investment Trust Department, Box 974--Wall Street Division, New York, NY 10268-0974, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.


UNDERWRITERS' AND SPONSORS' PROFITS

The Sponsors receive sales fees when it sells units. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' business to the extent permitted by federal law and may benefit the Sponsors.

Each Sponsor may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.

The Sponsors will receive an annual Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.


During the initial offering period, the Sponsors may realize profits or sustain losses on units it holds due to fluctuations in the price per unit. The Sponsors experienced a loss of $129.76 on the initial deposit of the Securities. Any profit or loss to the Portfolio will be effected by the receipt of applicable sales fees and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which it buys units and the prices at which it resells or redeems them.


PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc.

Dealers will be entitled to the concession stated below on Units sold or redeemed during the first year. On Units held in the second year, the dealer will be entitled to an additional concession of $11 per 1,000 Units ($5 per 1,000 Units for purchases of $1 million or more).

                               DEALER CONCESSION AS
                                  A % OF PUBLIC
         AMOUNT PURCHASED         OFFERING PRICE
         ----------------      --------------------
     Less than $50,000                 2.00%
     $50,000 to $99,999                1.80%
     $100,000 to $249,999              1.45%
     $250,000 to $999,999              1.25%
     $1,000,000 and over               0.50%

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

CODE OF ETHICS

The Portfolio and the Agent for the Sponsors have each adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on Portfolio transactions. Subject to certain conditions, the codes permit employees to invest in Portfolio securities for their own accounts. The codes are designed to prevent fraud, deception and misconduct against the Portfolio and to provide reasonable standards of conduct. These codes are on file with the Commission and you may obtain a copy by contacting the Commission at the address listed on the back cover of this prospectus.

YEAR 2000 ISSUES

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the "Year 2000 Problem"). To date we are not aware of any major operational difficulties resulting from the computer system changes necessary to prepare for the Year 2000. However, there can be no assurance that the Year 2000 Problem will not adversely affect the issuers of the securities contained in the Portfolio. We cannot predict whether any impact will be material to the Portfolio as a whole.

ADVERTISING AND SALES LITERATURE

Advertising and sales literature may include brief descriptions of the businesses and products of the companies in the Portfolio. It may describe some of the history and developments in the biotechnology industry. It may also discuss Institutional Investors' ranking of Merrill Lynch equity research based on the total number of All-American Research Team Analysts and the scope of research coverage.

Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options available for certain types of funds including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.


Advertising and sales literature may state past total return performance of the Portfolio for various periods. Returns are computed by taking price changes for the period plus income reinvested, divided by the initial public offering price, and reflecting deduction of maximum Portfolio sales charges and expenses. For periods of more than a year, average annualized returns shall be stated, which may be accompanied with no greater prominence by statement of cumulative total returns. Returns without reflecting deduction of sales charges or only of deferred sales charges may also be stated with no greater prominence than total returns reflecting deduction of all sales charges when the different basis of computation is disclosed.


Sales literature and articles may state research opinions on the economy and industry sectors and include a list of funds generally appropriate for pursuing these recommendations.

TAXES


The following discussion summarizes some of the important income tax consequences of holding Units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.


In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

The Portfolio will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each Security in the Portfolio. You will be considered to receive your share of any dividends paid when those dividends are received by the Portfolio. Income from dividends will be taxed at ordinary income rates. If you are a corporate investor, you may be eligible for the dividends-received deduction if you satisfy the applicable holding period and other requirements. You should consult your tax adviser in this regard.

GAIN OR LOSS UPON DISPOSITION


You will generally recognize a gain or loss when you dispose of your units for cash (by sale or redemption), when you exchange your units for units of another Defined Asset Fund or when the Trustee disposes of the securities in the Portfolio. You generally will not recognize a gain or loss on an "in-kind" distribution to you of your proportional share of the Portfolio Securities, whether it is in redemption of your units or upon termination of the Portfolio. Your holding period for the distributed Securities will include your holding period in your units.



If you elect to roll over your investment in the Portfolio by April 16, 2002, and you do not hold your Portfolio in a currently non-taxable account (e.g., an IRA account), you will recognize gain or loss only with respect to your share of those securities that are not rolled over into the new portfolio. You will not recognize gain or loss with respect to your share of those securities that are rolled over, and your basis in those securities will remain the same as before the rollover.



If you do not elect the rollover option by the above notification date, but later inform your financial professional that you want to invest in the next Biotechnology Portfolio, you will recognize gain, if any, with respect to your pro rata share of each security in this Portfolio. You will not be entitled to claim a loss in respect of any security to the extent that the same security is included in your pro rata share of the next Biotechnology Portfolio.



If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss from the Portfolio will be long-term if you are considered to have your investment which produces the gain or loss for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.


If you elect to roll over your investment in the Portfolio by April 16, 2002, and you do not hold your Portfolio in a currently non-taxable account (e.g., an IRA account), you will recognize gain or loss only with respect to your share of those securities that are not rolled over into the new portfolio. You will not recognize gain or loss with respect to your share of those securities that are rolled over, and your basis in those securities will remain the same as before the rollover.

If you do not elect the rollover option by the above notification date, but later inform your financial professional that you want to invest in the next Biotechnology Portfolio, you will recognize gain, if any, with respect to your pro rata share of each security in this Portfolio. You will not be entitled to claim a loss in respect of any security to the extent that the same security is included in your pro rata share of the next Biotechnology Portfolio.


If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss from the Portfolio will be long-term if you are considered to have your investment that produces the gain or loss for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.


YOUR TAX BASIS IN THE SECURITIES


Your aggregate tax basis in units that you have purchased for cash will be equal to the cost of the units, including the initial sales fee. Your aggregate tax basis in units that you hold as a result of a rollover from an earlier portfolio will equal your basis in the Securities that were rolled over from the previous portfolio plus the proceeds (other than proceeds that were paid to you) from the sale of Securities that were not rolled over. You should not increase your basis in your units by deferred sales fees, organizational expenses or by any portion of the Creation and Development Fee. The tax reporting form and annual statement you receive will be based on the net amounts paid to you, from which these expenses will already have been deducted. Your basis in Securities distributed to you will be the same as the portion of your basis in your units that is attributable to the distributed Securities.

EXPENSES


If you are an individual who itemizes deductions, you may deduct your share of Portfolio expenses (including the appropriate portion of the Creation and Development Fee), but only to the extent that your share of the expenses, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Portfolio expenses will be limited further if your adjusted gross income exceeds a specified amount, currently $128,950 ($64,475 for a married person filing separately).


STATE AND LOCAL TAXES

Under the income tax laws of the State and City of New York, the Portfolio will not be taxed as a corporation, and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.




FOREIGN INVESTORS



If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to withholding tax at a rate of 30% (or a lower applicable treaty rate) on your share of dividends received by the Portfolio. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.


RETIREMENT PLANS

You may wish to purchase units for an Individual Retirement Account ("IRAs") or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. However, all distributions from these types of plans are generally treated as ordinary income, subject to tax-deferred rollover treatment in some cases. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsor of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC. You may also obtain information about the issuers of the stocks in this Portfolio from the SEC, because each company is a reporting company.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Equity Investor Fund, Focus Series, Biotechnology Portfolio 2000 Series B, Defined Asset Funds (the "Portfolio"):



We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of April 18, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of April 18, 2000 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
New York, NY
April 18, 2000



                  STATEMENT OF CONDITION AS OF APRIL 18, 2000


TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........  $         414,818.30
                                                           --------------------
        Total............................................  $         414,818.30
                                                           ====================
LIABILITY AND INTEREST OF HOLDERS
    Reimbursement of Sponsor for organization
     expenses(2).........................................  $           1,085.23
                                                           --------------------
    Subtotal                                                           1,085.23
                                                           --------------------
Interest of Holders of 419,008 Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................  $         418,953.53
  Gross underwriting commissions and organization
    expenses(5)(2).......................................             (5,220.46)
                                                           --------------------
    Subtotal                                                         413,733.07
                                                           --------------------
        Total............................................  $         414,818.30
                                                           ====================


------------


        (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on April 17, 2000. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by San Paolo Bank, New York Branch, in the amount of $414,948.06 and deposited with the Trustee. The amount of the letter of credit includes $414,818.30 for the purchase of securities.


        (2) A portion of the Unit Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $2.59 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. If the actual organization costs exceed the estimated aggregate amount shown above, the Sponsors will pay for this excess amount.


        (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999.87 per 1,000 Units offering price only for that day. The Unit Price on any subsequent business day will vary.


        (4) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on April 17, 2000.


        (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Unit Price. A deferred sales charge of $2.50 per 1,000 Units is payable on November 1, 2000 and thereafter on the 1st day of each month through April 1, 2001 and monthly May 1, 2001 through October 1, 2001. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied.

DEFINED ASSET FUNDS-R-


HAVE QUESTIONS ?                         EQUITY INVESTOR FUND
Request the most                         FOCUS SERIES
recent free Information                  BIOTECHNOLOGY PORTFOLIO 2000 SERIES B
Supplement that gives more               (A Unit Investment Trust)
details about the Fund,                  ---------------------------------------
by calling:                              This Prospectus does not contain
The Bank of New York                     complete information about the
1-800-221-7771                           investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         - Securities Act of 1933 (file no.
                                         333-30434) and
                                         - Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         UNITS OF ANY FUTURE SERIES MAY NOT BE
                                         SOLD NOR MAY OFFERS TO BUY BE ACCEPTED
                                         UNTIL THAT SERIES HAS BECOME EFFECTIVE
                                         WITH THE SECURITIES AND EXCHANGE
                                         COMMISSION. NO UNITS CAN BE SOLD IN ANY
                                         STATE WHERE A SALE WOULD BE ILLEGAL.
                                                                  100614RR--4/00

                                    PART II

             Additional Information Not Included in the Prospectus

       A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filing indicated and made a part of this Registration Statement:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........         8-7221
          PaineWebber Incorporated....................................        8-16267
          Dean Witter Reynolds Inc. ..................................        8-14172

                          ----------------------------

    B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:


          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       13-5674085
          The Bank of New York, Trustee...............................       13-4941102
          PaineWebber Incorporated....................................       13-2638166
          Dean Witter Reynolds Inc. ..................................       94-0899825

                         SERIES OF EQUITY INVESTOR FUND
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                      SEC
SERIES NUMBER                                                     FILE NUMBER
-------------                                                     -----------
Focus Series Financial Portfolio............................       333-32179
S&P Industrial Portfolio 1998 Series H......................       333-64577

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement on Form S-6 comprises the following papers and documents:


    The facing sheet of Form S-6.


    The Prospectus.

    The Signatures.

    The following exhibits:

      1.1     -- Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to
              Amendment No. 2 to the Registration Statement on Form S-6 of Equity
                Income Fund, Select Growth Portfolio--1995 Series 2, Defined Asset
                Funds, Reg. No. 33-58535).
      1.1.1   -- Form of Standard Terms and Conditions of Trust Effective as of
              October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the
                Registration Statement of Municipal Investment Trust Fund, Multistate
                Series-48, 1933 Act File No. 33-50247).
      1.2     -- Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the
                Securities Act of 1933 of The Corporate Income Fund, One Hundred
                Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
      3.1     -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the heading "How
                The Fund Works--Legal Opinion" in the Prospectus.
      5.1     --Consent of independent accountants.
      9.1     -- Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio
                1999 International Series A (United Kingdom Portfolio), 1933 Act File
                No. 333-70593).

                                   SIGNATURES

    The registrant hereby identifies the series numbers of Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 18TH DAY OF MARCH, 2000.


                  SIGNATURE APPEARS ON PAGE R-3, R-4 AND R-5.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593

     GEORGE A. SCHIEREN
     JOHN L. STEFFENS
     JAY M. FIFE
      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279

     MARGO N. ALEXANDER
     TERRY L. ATKINSON
     BRIAN M. BAREFOOT
     STEVEN P. BAUM
     MICHAEL CULP
     REGINA A. DOLAN
     JOSEPH J. GRANO, JR.
     EDWARD M. KERSCHNER
     JAMES P. MacGILVRAY
     DONALD B. MARRON
     ROBERT H. SILVER
     MARK B. SUTTON
     By ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085,
  Reynolds Inc.:                            333-13039, 333-47553 and 333-89005

     BRUCE F. ALONSO
     RICHARD M. DeMARTINI
     RAYMOND J. DROP
     JAMES F. HIGGINS
     JOHN J. MACK
     MITCHELL M. MERIN
     STEPHEN R. MILLER
     PHILIP J. PURCELL
     JOHN H. SCHAEFER
     THOMAS C. SCHNEIDER
     ALAN A. SCHRODER
     ROBERT G. SCOTT
     By MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)